Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPsoft Inc.


[DSET GRAPHIC OMITTED]                                          PRESS RELEASE
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                       DSET Adopts Shareholder Rights Plan


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Bridgewater,  NJ - July 23, 2001 - (Nasdaq:  DSET) - DSET Corporation  announced today that its board of directors has adopted a shareholder rights plan (the "Rights Plan"). Adoption of the plan is not in response to any known effort to acquire control of the company. Under the Rights Plan, each shareholder of record on July 31, 2001 will receive a distribution of one Right for each share of DSET Common Stock ("Rights").

Initially, the Rights will be represented by DSET's Common Stock certificates, will not be traded separately from DSET's Common Stock, and will not be exercisable. The Rights become exercisable only if a person acquires, or announces a tender offer, that would result in ownership of 15% or more of DSET's Common Stock, at which time each Right would enable the holder to buy one one-thousandth of a share of DSET's Series A Preferred Stock at an exercise price of $20, subject to adjustment. The actual number of shares acquirable by the holder equals $20 divided by one-half of the current market price of DSET's Common Stock.

Additionally, the Rights Plan provides that in the event of a subsequent merger or other acquisition of DSET, the holders of Rights will be entitled to buy shares of common stock of the acquiring entity at one-half of the market price of the acquiring company's shares.

Further details of the Rights Plan will be sent to DSET shareholders of record as of July 31, 2001 in early August.

About DSET
----------

DSET Corporation supplies software and services that enable telecommunications providers to implement electronic Trading Partner Networks, which significantly reduce the time required to provision services for customers and resolve service outages to maintain high service quality and ensure customer retention. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.


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Statements  regarding  financial matters contained in this press release,  other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                    x x x



DSET Contacts:

Financial:  Bruce Crowell,  Chief  Financial  Officer,  908-526-7500  Ext. 1775,
            e-mail: bcrowell@dset.com

MediaRelations:  Dean Maskevich,  Marketing  Communications,  908-526-7500  Ext.
                 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations,  908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.